14041342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portsmouth Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street, Suite 200
(No. and Street)

San Francisco, California 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis P. Collins (415) 543-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis P. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portsmouth Financial Services, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

WALTER JOSEPH BANKOVITCH
Commission # 1943209
Notary Public - California
San Francisco County
My Comm. Expires Jul 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 28, 2014

Dennis Collins
Portsmouth Financial Services
250 Montgomery Street, Suite 200
San Francisco, California 94104

REPORT OF INDEPENDENT AUDITOR

Report on the Financial Statements

I have audited the accompanying statement of financial condition of **Portsmouth Financial Services** as of **June 30, 2014**, and related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with The Public Company Accounting Oversight Board of the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to **Portsmouth Financial Services** preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Portsmouth Financial Services** internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Continued on next page

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Portsmouth Financial Services** as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America as prescribed by the Public Company Accounting Oversight Board of the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America as prescribed by the Public Company Accounting Oversight Board of the United States of America. In my opinion, the information in the Supplementary Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

K. H. Wm. Krueger
Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

CASH AND CASH EQUIVALENTS		$ 231 139
DEPOSIT - PERSHING & CO.		50 000
COMMISSIONS RECEIVABLE		387 557
PREPAID EXPENSES AND OTHER ASSETS		49 109
INCOME TAXES		800
FURNITURE AND EQUIPMENT, less accumulated depreciation of $80,183		82 388
		$ 800 993

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 309 897
ACCRUED EXPENSES		53 927
TOTAL LIABILITIES		363 824
SHAREHOLDERS EQUITY:		
Common Stock - no par value: Authorized 500,000 shares - voting 100,000 - non-voting Issued and outstanding 120,862 shares	$ 120 862	
Paid in capital	152 433	
Retained earnings	163 874	437 169
		$ 800 993

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2014

REVENUES:		
Commissions and Fees		$ 4 945 786
Investment Income		124 755
		5 070 541
EXPENSES:		
Commissions	$ 3 390 387	
Officers salaries and commissions	399 747	
Employee compensation and benefits	458 448	
Operating expenses	400 397	
Trading costs	101 584	
Rent	199 188	4 949 751
INCOME BEFORE INCOME TAXES		120 791
INCOME TAX		800
NET INCOME		$ 119 990

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2014

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders Equity
Balance at July 1, 2013	$ 104 211	$ 146 219	$ 43 884	$ 294 314
Common Stock Issued	16 651	6 214		22 865
Net Income			119 990	119 990
Balance at June 30, 2014	$ 120 862	$ 152 433	$ 163 874	$ 437 169

See notes to financial statements

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2014

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 119 990
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation expense		16 249
Changes in assets and liabilities:		
Commissions receivable	$ (161 844)	
Prepaid expenses and other assets	12 058	
Salaries and commissions	127 974	
Accrued expenses	(12 445)	
Total adjustments		(34 257)
NET CASH PROVIDED BY OPERATING ACTIVITIES		101 982
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of equipment	(68 645)	
CASH USED BY INVESTMENT ACTIVITIES		(68 645)
CASH FLOW FROM FINANCING ACTIVITIES:		
Stock Issued	22 865	
CASH PROVIDED BY FINANCING ACTIVITIES		22 865
NET INCREASE IN CASH		56 202
CASH AND CASH EQUIVALENTS, beginning of year		174 937
CASH AND CASH EQUIVALENTS, end of year		$ 231 139
INCOME TAXES PAID		$ 800

See notes to financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Portsmouth Financial Services (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in the sale of securities and mutual funds, and is also a registered investment advisor, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers and funds as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the straight line method based on the estimated useful lives of the related assets.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes with less than one year to maturity at the time of purchase are carried at cost.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Asset Management and Advisor Income

Fees from Asset Management and Advisory fees are billed quarterly in arrears and recognized when billed.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2010.

Date of Management's Review

Management has evaluated subsequent events through July 28, 2014, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office and equipment under a non cancelable operating lease which expires in 2019 and 2020. Minimum rental payment for the next five years is:

2015:	$ 227,000
2016:	232,000
2017:	238,000
2018:	242,000
2019:	205,000
Years Later:	34,000
	$ 1,178,000

Certain leases contain escalation clauses.

NOTE D - PENSION PLAN

The Company has established a 401(k) plan covering all full time employees with over one year of service. The Company has not made contributions to the plan this year.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commission receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2014 the Company's only significant concentration of credit risk was with their checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE F - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2014, the Company had net capital of $235,577 and aggregate indebtedness of approximately $364,000, a ratio of 1.5 to 1.00.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - INCOME TAXES

The provision for income taxes consists of the following:

Current Year Income Tax Provision	$35,600
Benefit of Net Operating Loss Carryforward	34,800
Current Year Taxes	$ 800

NOTE I - NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $17,920 and State carryforward of $6,362 expires, unless used in prior years, as follows:

	Federal	State
2032	$ 17,920	$ 6,362

SUPPLEMENTAL INFORMATION

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2014

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 437 169
NON ALLOWABLE ASSETS		
Accrued net 12(B)1 fees and other commission income	$ 69 295	
Prepaid expenses and other assets	49 909	
Furniture and other equipment	82 388	
Total non-allowable assets		(201 592)
NET CAPITAL		$ 235 577
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities From Statement of Financial Condition		$ 363 824
Ratio of aggregate indebtedness to net capital		1.5 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 24 255
Minimum dollar net capital requirement		$ 50 000
Net capital requirement (greater of above two amounts)		$ 50 000
Excess net capital		$ 185 577

PORTSMOUTH FINANCIAL SERVICES

STATEMENT REGARDING RECONCILIATION OF SCHEDULES

WITH THOSE FILED BY BROKER-DEALER

JUNE 30, 2014

There are no material differences between the amounts reported on the net capital pursuant to Rule 15c3-1 and amounts reported in the Company's unaudited Focus Report, Part I(a) as of June 30, 2014.

PORTSMOUTH FINANCIAL SERVICES

EXEMPTION FROM COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2014

Dennis P. Collins, President of Portsmouth Financial Services has represented to me the following:

1. That Portsmouth Financial Services claims the k(2)(i) exemption to SEA 240.15c3-3;

2. That Portsmouth Financial Services met the identified exemption provisions in SEA 240.15c3-3(k) throughout the most recent fiscal year without exception; and

3. That there were no exceptions during the most recent fiscal year ending June 30, 2014 in meeting the identified exemption provisions in SEA 240.15c5-3(k).

I, K. H. Wm. Krueger, certified public accountant, during the course of my audit of Portsmouth Financial Services at June 30, 2014 and for the year then ended ascertain that the conditions of the exemption stated above were being complied with as of the examination date. No facts came to my attention to indicate that the exemption had not been complied with during the period since my last examination at June 30, 2013.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Public Company Accounting Oversight Board and other regulatory agencies that rely on Rule 15c 3-3 under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 28, 2014

Board of Directors
Portsmouth Financial Services
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Portsmouth Financial Services and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Portsmouth Financial Services compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Portsmouth Financial Services management is responsible for Portsmouth Financial Services compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

K. H. Wm. Krueger
Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2014

Total revenue per focus report		$ 5 070 339
Deductions per SIPC 7		2 092 026
SIPC net operating revenue		2 978 313
General assessment		$ 7 446
Payments:		
- SIPC 6	$ 3 240	
- SIPC 7	4 206	$ 7 446

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

July 28, 2014

Board of Directors
Portsmouth Financial Services
250 Montgomery Street, Suite 200
San Francisco, California 94104

In planning and performing my audit of the financial statements of **Portsmouth Financial Services** as of and for the year ended June 30, 2014, in accordance with auditing standards of the Public Company Accounting Oversight Board of the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2014, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2014

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT